

SECURITIES AND EXCHANGE COMMISSION

07004125

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-13923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinetics Funds Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 New Broadway
(No. and Street)

Sleepy Hollow (City) NY (State) 10605 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2007 WASH. DC 202 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Patrick J. Marron~~ ~~914-632-8400~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



AFFIRMATION

I, Leonid Polyakov, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2006 and supplemental schedules pertaining to Kinetics Funds Distributor Inc., as of December 31, 2006 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Leonid Polyakov 1/09/2007
Signature Date

CFO
Title

Subscribed and Sworn to before me

on this 9th day of January, 2007.

Notary Public

Russell W. Grimaldi
Notary Public, State of New York
Reg. No. 02GR6145939
Qualified in Westchester County
My Commission Expires 5/15/2010

KINETICS FUNDS DISTRIBUTOR, INC.
(S.E.C. NO. 8-013923)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KINETICS FUNDS DISTRIBUTOR, INC.
(S.E.C. NO. 8-013923)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KINETICS FUNDS DISTRIBUTOR, INC.

TABLE OF CONTENTS


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Kinetics Funds Distributor, Inc.

We have audited the accompanying statement of financial condition of Kinetics Funds Distributor, Inc. as of as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kinetics Funds Distributor, Inc. at December 31, 2006, and the result of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, NJ
February 22, 2007

KINETICS FUNDS DISTRIBUTOR, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Assets:		
Cash and cash equivalents	$	491,772
Investment		92,370
Fees receivable		25,708
Prepaid expenses		17,144
Due from affiliate		900
Total Assets	$	627,894

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accrued expenses	$	12,500
Income taxes payable		55,150
Deferred income taxes payable		25,151
Due to affiliate		35,253
Total current liabilities		128,054
Commitments and Contingencies		
Stockholders' Equity		
Common stock (7,500 shares authorized, 7,000 shares issued and outstanding, $1.00 par value)		7,000
Additional paid-in capital		89,507
Retained earnings		403,333
Total stockholders' equity		499,840
Total Liabilities and Stockholders' Equity	$	627,894

See independent auditor's report and the accompanying notes to the statement of financial condition.

KINETICS FUNDS DISTRIBUTOR, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Note A – Organization and Significant Accounting Policies

Nature of Business

Kinetics Funds Distributor, Inc., (the "Company"), a wholly owned subsidiary of Kinetics Holding Corporation (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and began operations on February 29, 2000. The Company acts as a broker (agent) in the distribution of shares of the Kinetics Portfolio Trust series of funds and does not receive or hold funds of subscribers or securities of issuers.

The Company also acts as a private placement agent for the Kinetics Portfolio Trust and receives an annual fee for such services.

Investment

As of December 31, 2006, the Company owned 3,000 shares of NASDAQ common stock with a fair market value of $92,370 and a cost of $39,000. The total unrealized gain with respect to these securities at December 31, 2006 was $53,370.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

Cash and Cash Equivalents

Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Note B – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $436,422, which was $411,422 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.29 to 1.

Note C – Related Party Transactions

Due to affiliate is a non-interest bearing account balance.

Note D – Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107. "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.

See independent auditor's report.

KINETICS FUNDS DISTRIBUTOR, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Note E - Commitments:

The Company maintains cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation. Cash balances at risk as of December 31, 2006 were $391,772.


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

Kinetics Funds Distributor, Inc.

Dear Sirs:

In planning and performing our audit of the financial statements of Kinetics Funds Distributor, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(a)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies, procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, the size of the Company and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. This condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ended December 31, 2006, and this report does not affect our report thereon dated February 22, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph and of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 22, 2007

